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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northgate Minerals Corporation

We consent to the inclusion in this annual report on Form 40-F/A Amendment No. 1 of:

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our auditors' report dated February 16, 2007 on the consolidated balance sheets of Northgate Minerals Corporation (the Corporation") as at December 31, 2006 and 2005 and the  consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2006;

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our Comments by Auditors for US Readers on Canada-US Reporting Differences dated February 16, 2007;

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Our auditors' report on Reconciliation to United States GAAP dated February 16, 2007; and

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our Report of Independent Registered Public Accounting Firm dated February 16, 2007 on management's assessment of the effectiveness internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 each of which is incorporated by reference in this annual report on Form 40-F/A Amendment No. 1 of the Corporation for the fiscal year ended December 31, 2006.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
December 7, 2007

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